August 21, 2019

Akhil Johri
Executive Vice President & Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

       Re: United Technologies Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-00812

Dear Mr. Johri:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure